UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 22, 2010

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:   A press release dated December 22, 2010 announcing an injunction regarding a Treasury share payment.

December 22, 2010

INJUNCTION REGARDING TREASURY SHARE PAYMENT

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange ISTANBUL

Special Subjects:

On December 7, 2010, Turkcell announced that the Information and Communication Technologies Authority’s (“The Authority”) had asked Turkcell to make a payment of TRY279 million. This figure comprises a TRY73 million Treasury Share payment - as per the claim that Turkcell underpaid its Treasury Share between March 10, 2006 and December 31, 2008 - and a related fine of TRY206 million based on this amount.

At the same time, we stated that Turkcell had pending court cases at the ICC International Court of Arbitration in regards to some of the items referred to by The Authority’s announcement and that we would take further legal actions with respect to the remaining items, which we believed to have no legal ground.

In this context, Turkcell applied to the Ankara Court of First Instance for an injunction to stop the payment requested by The Authority and the Ankara Court of First Instance decided for an injunction on The Authority’s decision until the pending and potential court cases on ICC International Court of Arbitration are resolved.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 22, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 22, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head